Mail Stop 3561

April 27, 2009

Mr. Stephen C. Jones
Chief Executive Officer
Jones Soda Co
234 Ninth Avenue North
Seattle, WA 98109

> **Re:** **Jones Soda Co**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-28820**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 36

1. We note your disclosure that your cash and cash equivalents and net cash provided by operations will be sufficient to meet your cash requirements through the end of fiscal 2009 and beyond. We also note that this conclusion appears to be based upon your ability to execute on your 2009 operating plan. Considering that (i) you had cash and cash equivalents of $12.6 million at December 31, 2008,

(ii) you used $14.5 million in cash for operating activities during 2008, (iii) you have contractual obligations of $8.4 million in 2009 (as disclosed on page 38, a $3.7 million increase over 2008), (iv) you have declining sales and volume, net losses from operations in each of the last six fiscal quarters, and do not anticipate profitability in 2009, and (v) you no longer have the option to borrow under an existing line of credit agreement, please expand your discussion on how you plan to fund your operations for the next twelve months. For example, (i) clarify how your operating plan addresses the impact of reduced slotting and promotional fees on your ability to increase revenue and volume (i.e. you plan to focus on your higher-margin core products, yet you have reduced your spending on slotting fees, etc. and your 2009 results will reflect a full year loss of Wal-Mart as a distributor of Jones Soda 12-ounce bottles), (ii) clarify how the expenses associated with the first quarter launch of Jones GABA are contemplated in your operating plan and discuss the impact on your liquidity in the event the current economic environment does not support your expectations for the product line (i.e. you allocated significant resources to the launch of Jones GABA in the first quarter of 2009, but you disclose that you are not dependent on new product launches to generate sufficient cash flow from operations in 2009). Refer to Section IV of SEC Release No. 33-8350 for further guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services